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16009094

SEC
Mail Processing
Section
FEB 26 2016
Washington DC
403

SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORNERSTONE CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 METRO PLACE SOUTH, SUITE 720
(No. and Street)

DUBLIN, OHIO 43017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW KRAUS 614-761-3812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER DOWNS & CO., INC.
(Name – *if individual, state last, first, middle name*)

41 SOUTH High Street, Columbus OHIO 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew E. Kraus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Capital Corporation, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

Chief Financial Officer
Title

[Signature]
Notary Public

NOTARIAL SEAL
STATE OF OHIO

DEBORAH S LEPPERT
Notary Public
In and for the State of Ohio
My Commission Expires
April 11, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE CAPITAL CORPORATION
Dublin, Ohio

Financial Statements
and
Supplementary Financial Information
For the years ended December 31, 2015 and 2014

and Report of Independent Registered Public Accounting Firm

CONTENTS

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Cornerstone Capital Corporation

We have audited the accompanying statements of financial condition of Cornerstone Capital Corporation (the Company), a wholly-owned subsidiary of Cornerstone International, Inc., as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Capital Corporation as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 24, 2016

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place, Suite 1700
Pittsburgh, PA 15222-5416
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street, Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2015	2014
ASSETS		
Cash and cash equivalents	$ 585,849	$ 1,810,115
Receivables from related parties	2,297,257	2,133,849
Other receivable	3,912	5,605
Prepaid expenses	-	1,830
Equity securities owned	17,451	14,589
Debt securities owned	-	13,374
Furniture and equipment, net	1,431	2,499
Deferred income taxes	2,150	6,240
	$ 2,908,050	$ 3,988,101
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 27,155	$ 628,875
Accrued income taxes	-	12,044
	27,155	640,919
Stockholder's Equity:		
Common stock, no par value, 850 shares authorized; 1 share issued and outstanding	-	-
Additional paid-in capital	345,989	345,989
Retained earnings	2,534,906	3,001,193
	2,880,895	3,347,182
	$ 2,908,050	$ 3,988,101

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
FEE AND OTHER REVENUE		
Remarketing fees	$ 23,715	$ 27,025
Advisory fees	-	1,350,000
Administrative fees	20,000	24,000
Interest income	1,049	1,563
Other income	74,500	2,705
	119,264	1,405,293
EXPENSES		
Personnel	798,705	1,309,771
Marketing	1,686	9,178
Occupancy	5,307	10,261
General and administrative	26,653	34,627
Deal-specific expenses	4,278	4,535
	836,629	1,368,372
(Loss) Income Before Income Taxes	(717,365)	36,921
(BENEFIT) PROVISION FOR INCOME TAXES	(251,078)	12,604
Net (Loss) Income	$ (466,287)	$ 24,317

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2013	-	$ 345,989	$ 2,976,876	$ 3,322,865
Net Income	-	-	24,317	24,317
BALANCE, December 31, 2014	-	345,989	3,001,193	3,347,182
Net Loss	-	-	(466,287)	(466,287)
BALANCE, December 31, 2015	-	$ 345,989	$ 2,534,906	$ 2,880,895

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss) Income	$ (466,287)	$ 24,317
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Unrealized gain from equity securities owned	(2,862)	(2,649)
Depreciation	1,068	1,177
Deferred income taxes	4,090	(2,440)
Net changes in operating assets and liabilities:		
Prepaid expenses	1,830	(483)
Other receivable	1,693	(1,516)
Proceeds from debt securities	13,374	2,121
Accounts payable and accrued expenses	(601,720)	586,838
Accrued income taxes	(12,044)	(168,377)
Net Cash (Used In) Provided By Operating Activities	(1,060,858)	438,988
CASH FLOWS FROM INVESTING ACTIVITIES		
Net change in receivables from related parties	(163,408)	817,237
Net (Decrease) Increase In Cash And Cash Equivalents	(1,224,266)	1,256,225
CASH AND CASH EQUIVALENTS		
Beginning of year	1,810,115	553,890
End of year	$ 585,849	$ 1,810,115

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1 - ORGANIZATION AND PURPOSE

Cornerstone Capital Corporation (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financing services through credit tenant leases, floating rate notes and other programs throughout the United States of America. The Company was incorporated in the State of Ohio on December 23, 1998 and commenced operations on January 1, 1999. The Company is a wholly-owned subsidiary of Cornerstone International, Inc. ("CII").

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, the Company does not operate as a clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Basis of Presentation - The accompanying financial statements include the accounts of the Company. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid investments with an initial term of three months or less to be cash equivalents. The Company's cash is maintained in one banking institution, which at times may exceed Federal Deposit Insurance Corporation (FDIC) guarantee limits. The Company monitors this risk and has not experienced any losses in such accounts.

Accounts Receivable - Accounts receivable are recorded when fees are recognized in accordance with the specific fee agreement and the Company's revenue recognition policy and are presented in the statement of financial condition net of any allowance for doubtful accounts. Accounts receivable are written-off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2015 or 2014.

Revenue Recognition - The Company receives underwriting and remarketing fees for providing financing services. Such fees received, net of pass-through items, are recognized as income at the time financing is complete and payment is substantially determinable. In addition, advisory and administrative fees are received for providing personnel and management services and are earned in accordance with the individual signed agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Transactions - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Debt and equity securities owned are classified as trading securities and are stated at fair value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and fair value is included in income. The Company determines fair value by using public market quotations, quoted prices from dealers or recent market transactions, and industry acceptable valuation methods such as discounted cash flow analysis depending upon the underlying security.

Furniture and Equipment - Furniture and equipment is stated at cost less accumulated depreciation of $104,129 and $103,061 at December 2015 and 2014, respectively, and is depreciated using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes - The Company is included in the consolidated federal income tax return filed by CII. Federal income taxes are calculated as if the Company filed on a separate return basis. Amounts included in accrued income tax for federal tax liabilities are combined with the other entities included in the consolidated group and paid with the consolidated federal tax return. The Company accounts for income taxes in accordance with the liability method whereby deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities. The resulting deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accounting for uncertainty in income taxes requires financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. Under this guidance, income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the standard. The Company did not have any unrecognized tax benefits as of December 31, 2015. When necessary, the Company would accrue penalties and interest related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by the federal taxing authority for years prior to 2012.

Subsequent Events - Management has evaluated subsequent events through February 24, 2016, the date on which the financial statements were available to be issued. Subsequent events are defined as events or transactions that occur after the statement of financial condition date, but before the financial statements are issued or are available to be issued.

NOTE 3 - LIQUIDITY AND MANAGEMENT'S PLANS

The Company has incurred a net loss during the year ended December 31, 2015 and has historically relied on related-party advisory fees to fund operations. As discussed in Note 10, effective January 1, 2016, the Company moved all employees to Cornerstone Capital Partners (CCPC), a related party. Beginning January 1, 2016, the Company will report allocated personnel costs determined on level of effort expended on its behalf. As significant subsequent personnel costs are to be incurred by CCPC, management believes the Company will continue as a going concern and continue to meet its statutory minimum net capital requirements.

NOTE 4 - RELATED-PARTY TRANSACTIONS

In conjunction with a management services agreement, the Company provided personnel, management, oversight, technical expertise, advisory, structuring, financial consultation and transaction facilitation services to several related entities owned by CII. For the year ended December 31, 2014, the Company recognized $1,350,000 in advisory fees from CCPC, a subsidiary of CII, in accordance with the management services agreement. This management services agreement was not renewed for 2015.

The Company provides administrative services and oversight to BOSCO III, an entity 50% owned by CCPC. During the years ended December 31, 2015 and 2014, the Company recognized $20,000 and $24,000 of revenue in accordance with this administrative services agreement.

The Company has receivables from three related entities within CII. The receivables are due on demand and totaled $2,297,527 and $2,133,849 at December 31, 2015 and 2014, respectively. Amounts receivable from related parties as of December 31, 2015 and 2014 consist of the following:

	2015	2014
CCPC	$ 1,911,384	$ 1,750,076
CII	118,155	116,055
Piano Credit Corporation	267,718	267,718
Total	$ 2,297,257	$ 2,133,849

NOTE 5 - FAIR VALUE

Generally accepted accounting principles establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under generally accepted accounting principles are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

NOTE 5 - FAIR VALUE (Continued)

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Equity Securities: Determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Debt Securities: Determined by using appropriate discount rates to estimate the present value of future cash flows (Level 3 inputs).

The following table sets forth by level, within the fair value hierarchy, the Company's assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 17,451	-	-	$ 17,451
Total Assets At Fair Value	$ 17,451	-	-	$ 17,451

NOTE 5 - FAIR VALUE (Continued)

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 14,589	-	-	$ 14,589
Debt securities	-	-	$ 13,374	13,374
Total Assets At Fair Value	$ 14,589	-	$ 13,374	$ 27,963

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2015:

	Debt Securities
Balance, beginning of year	$ 13,374
Settlements	(13,374)
Balance, End of Year	$ -

The following table sets forth a summary of items recorded in earnings for the Company's Level 3 assets for the year ended December 31, 2015:

	Debt Securities
Interest income	$ 1,049
Unrealized gains/(losses)	-
	$ 1,049

The Company has recorded the debt securities at cost basis, which approximates fair value. This determination of fair value is based on the terms of the debt securities which include interest at 10%, a maturity date of June 2024 and the expected performance of the securities. The debt securities were redeemed early during 2015, and the Company received $71,857, recorded in other income, in connection with the settlement agreement.

NOTE 6 - INCOME TAXES

The (benefit) provision for income taxes for the years ended December 31 consists of the following:

	2015	2014
Federal:		
Current	$ (240,821)	$ 14,230
Deferred	4,000	(2,400)
	(236,821)	11,830
State and local:		
Current	(14,347)	814
Deferred	90	(40)
	(14,257)	774
	$ (251,078)	$ 12,604

Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

	2015	2014
Deferred tax assets (liabilities):		
Accrued expenses	$ 7,700	$ 8,500
Prepaid expenses	-	(600)
Furniture and equipment	(600)	(600)
Unrealized gain	(4,950)	(1,060)
Net Deferred Tax Assets	$ 2,150	$ 6,240

The Company's income tax benefit associated with net operating losses (NOL's) was $255,168 as of December 31, 2015 and is included in receivables from related parties in the accompanying statements of financial condition. Income tax benefit associated with NOL's is offset by income reported on CII's consolidated tax return. The Company's effective rate for 2015 and 2014 differed from statutory rates due to timing of the deductibility of certain expenses for tax purposes.

NOTE 7 - LEASE OBLIGATIONS

The Company entered into a lease for office space in 2003 that expired November 30, 2014 with an average monthly base rent of $2,750. In 2014 the lease terms were amended and the lease was extended to February 28, 2018. Rent expense including CAM for 2015 and 2014 was $5,307 and $9,722, respectively. The Company allocates a portion of this rent expense to CCPC based on revenues and usage. The minimum lease payments due for base rent in accordance with the lease agreement are as follows:

Years ending December 31	Amount
2016	$ 34,595
2017	35,464
2018	5,935

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 150%. For periods prior to December 18, 2015 the Company considers its required net capital to be the greater amount of $250,000 or 6 2/3% of aggregate indebtedness, which would be the minimum requirement if it carried customer accounts. Beginning December 18, 2015, the Company considers its required net capital to be the greater amount of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2015 and 2014, the Company had net capital of $573,527 and $1,181,596, which was $568,527 and $931,596 in excess of required net capital, respectively. At December 31, 2015 and 2014, the Company's ratio of aggregate indebtedness to net capital was 5% and 54%, respectively.

Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 9 - RETIREMENT PLAN

The Company maintains a retirement plan under Section 401(k) of the Internal Revenue Code (IRC) covering all employees who met certain eligibility requirements. Under the plan, employees may elect to contribute up to the maximum allowable under the IRC. The plan requires the Company to make a Safe Harbor Non-elective Contribution to the account of each eligible participant in the amount of 3% of the employee's compensation for the plan year. In addition, the Company may make matching contributions equal to a discretionary percentage of the participant's elective deferrals. The plan also allows discretionary employer profit sharing contributions. Employer contributions for the years ended December 31, 2015 and 2014 were $31,863 and $19,216 respectively.

NOTE 10 - SUBSEQUENT EVENTS

Effective January 1, 2016, the Company transferred all employees to CCPC. As such, the Company will report allocated personnel costs determined on level of effort expended on its behalf.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CORNERSTONE CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

NET CAPITAL		
Total stockholder's equity	$	2,880,895
Deductions and other charges:		
Receivables from non-customers		3,912
Receivables from related parties and affiliates		2,297,257
Furniture and equipment, net		1,431
Deferred income taxes		2,150
		2,304,750
Net Capital Before Haircuts		576,145
Haircuts		2,618
Net Capital	$	573,527
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	27,155
Aggregate Indebtedness	$	27,155
Ratio: Aggregate Indebtedness To Net Capital		4.7%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required to be maintained	$	5,000
(the greater of 6-2/3% of aggregate indebtedness or $5,000)		
Net Capital		573,527
Excess Net Capital	$	568,527
Excess Net Capital At 1,000%	$	567,527
RECONCILIATION WITH THE COMPANY'S COMPUTATION		
Net capital, as reported in the Company's unaudited FOCUS report	$	566,483
Audit adjustment to income tax payable		7,044
Net Capital, Per Above Computation	$	573,527

CORNERSTONE CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	-
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	-
A. Number of items	None

CORNERSTONE CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	-
Customers' securities failed to receive	-
Credit balances in firm accounts, which are attributable to principal sales to customers	-
Other	-
Total Credit Items	-
DEBIT BALANCES	
Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	-
Total Debit Items	-
RESERVE COMPUTATION	
Excess of total debits over total credits	-
Required deposits	-
Total cash or qualified securities held in a "Special Reserve Bank Account" at December 31, 2015	-

Note: The above computation does not differ materially from the computation for determination of reserve requirements under Rule 15c3-3 included in the FOCUS Report filed by the Company dated December 31, 2015.

Exemption Report

Cornerstone Capital Corporation
Dublin, Ohio

Report of Independent Registered
Public Accounting Firm

For the year ended December 31, 2015

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cornerstone Capital Corporation
Dublin, Ohio

We have reviewed management's statements, included in the accompanying Broker Dealer Annual Exemption Report, in which (1) Cornerstone Capital Corporation (the Company) identified the exemption provisions in Rule 17a-5 under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 17a-5 and Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs + Co. Inc.

Columbus, Ohio
February 24, 2016

Schneider Downs & Co., Inc
www.schneiderdowns.com

PrimeGlobal

One PPG Place, Suite 1700
Pittsburgh, PA 15222-5416
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street, Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

CORNERSTONE
CAPITAL

BROKER DEALER ANNUAL EXEMPTION REPORT
for
Cornerstone Capital Corporation
655 Metro Place South, Suite 720
Dublin, Ohio 43017

FINRA broker-dealer # **46903** SEC File Number **8-51581**

For the period January 1, 2015 through December 31, 2015

Cornerstone Capital Corporation claims an exemption with the Securities and Exchange Commission (the "SEC") from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

1. Cornerstone Capital Corporation does not hold, solicit, manage or acquire customer securities accounts and has not since its inception in 1998. Cornerstone Capital Corporation does not solicit, manage, trade, or clear customer securities or customer moneys and has not since its inception in 1998. Cornerstone Capital Corporation engages in the securities business through private placements of securities with qualified institutional investors such as life insurance companies, money market funds and banks.

2. Cornerstone Capital Corporation does not claim exemption from SEC Rule 15c3-3 in any of its filings with FINRA. Rule 15c3-3 generally requires protection of customers and customer securities, and the Rule provides specific exemptions in its section (k). The exemptions provided do not specifically cover Cornerstone Capital Corporation's business activities:

    a. Cornerstone Capital Corporation's broker/dealer transactions are not limited to the securities of registered investment companies so it cannot use the exemption to Rule 15c3-3 available in (k)(1)(i) and (k)(1)(ii).
    b. Cornerstone Capital Corporation places securities directly with institutional investors and does not effectuate transactions through bank accounts designated as "Special Account for the Exclusive Benefit of Customers of Cornerstone Capital Corporation" so it cannot use the exemption to Rule 15c3-3 available in (k)(2)(i).
    c. Cornerstone Capital Corporation does not clear through a clearing broker dealer so it cannot use the exemption to Rule 15c3-3 available in (k)(2)(ii).
    d. Cornerstone Capital Corporation has not made a written application to the SEC and thus has not been granted a formal exemption so it cannot use the exemption to Rule 15c3-3 available in (k)(3).

3. Rule 15c3-3 provides for the protection of customers and customer securities. Because Cornerstone Capital Corporation does not hold customer accounts and does not hold customer securities or funds, it is claiming a general exemption from Rule 15c3-3 with the SEC. This stance is supported by the question on the SEC website and Footnote 74 of the SEC adopting release for Rule 17a-5:

> *"There may be circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions [for Rule 15c3-3] listed under Item 24 of Part IIa [of the FOCUS Report]. Even though there is not a box to check on the FOCUS Report, these broker-dealers should file an exemption report and related accountant's report."*

Cornerstone Capital Corporation met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception. The above information is provided to the best knowledge and belief of Cornerstone Capital Corporation.

By: ______________________

Andrew E. Kraus
Chief Financial Officer
Cornerstone Capital Corporation

Exemption Report

Cornerstone Capital Corporation
Dublin, Ohio

Report of Independent Registered
Public Accounting Firm

For the year ended December 31, 2015

SCHNEIDER DOWNS
Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cornerstone Capital Corporation
Dublin, Ohio

We have reviewed management's statements, included in the accompanying Broker Dealer Annual Exemption Report, in which (1) Cornerstone Capital Corporation (the Company) identified the exemption provisions in Rule 17a-5 under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 17a-5 and Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co. Inc.

Columbus, Ohio
February 24, 2016

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place, Suite 1700
Pittsburgh, PA 15222-5416
TEL 412 261 3644
FAX 412 261 4876

41 S. High Street, Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

CORNERSTONE
CAPITAL

BROKER DEALER ANNUAL EXEMPTION REPORT
for
Cornerstone Capital Corporation
655 Metro Place South, Suite 720
Dublin, Ohio 43017

FINRA broker-dealer # **46903** SEC File Number **8-51581**

For the period January 1, 2015 through December 31, 2015

Cornerstone Capital Corporation claims an exemption with the Securities and Exchange Commission (the "SEC") from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

1. Cornerstone Capital Corporation does not hold, solicit, manage or acquire customer securities accounts and has not since its inception in 1998. Cornerstone Capital Corporation does not solicit, manage, trade, or clear customer securities or customer moneys and has not since its inception in 1998. Cornerstone Capital Corporation engages in the securities business through private placements of securities with qualified institutional investors such as life insurance companies, money market funds and banks.

2. Cornerstone Capital Corporation does not claim exemption from SEC Rule 15c3-3 in any of its filings with FINRA. Rule 15c3-3 generally requires protection of customers and customer securities, and the Rule provides specific exemptions in its section (k). The exemptions provided do not specifically cover Cornerstone Capital Corporation's business activities:

    a. Cornerstone Capital Corporation's broker/dealer transactions are not limited to the securities of registered investment companies so it cannot use the exemption to Rule 15c3-3 available in (k)(1)(i) and (k)(1)(ii).
    b. Cornerstone Capital Corporation places securities directly with institutional investors and does not effectuate transactions through bank accounts designated as "Special Account for the Exclusive Benefit of Customers of Cornerstone Capital Corporation" so it cannot use the exemption to Rule 15c3-3 available in (k)(2)(i).
    c. Cornerstone Capital Corporation does not clear through a clearing broker dealer so it cannot use the exemption to Rule 15c3-3 available in (k)(2)(ii).
    d. Cornerstone Capital Corporation has not made a written application to the SEC and thus has not been granted a formal exemption so it cannot use the exemption to Rule 15c3-3 available in (k)(3).

3. Rule 15c3-3 provides for the protection of customers and customer securities. Because Cornerstone Capital Corporation does not hold customer accounts and does not hold customer securities or funds, it is claiming a general exemption from Rule 15c3-3 with the SEC. This stance is supported by the question on the SEC website and Footnote 74 of the SEC adopting release for Rule 17a-5:

"There may be circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions [for Rule 15c3-3] listed under Item 24 of Part IIa [of the FOCUS Report]. Even though there is not a box to check on the FOCUS Report, these broker-dealers should file an exemption report and related accountant's report."

Cornerstone Capital Corporation met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception. The above information is provided to the best knowledge and belief of Cornerstone Capital Corporation.

By: ______________________

Andrew E. Kraus
Chief Financial Officer
Cornerstone Capital Corporation

CORNERSTONE
CAPITAL

February 25, 2016

SEC
Mail Processing
Section

FEB 26 2016

Washington DC
403

re: filing of annual audited reports of Cornerstone Capital Corporation
FINRA broker / dealer #46903, SEC File number 8-51581

Dear Sir or Madam:

In accord with SEC Rule 17a-5 "Reports to Be Made by Certain Brokers and Dealers", Cornerstone Capital Corporation is filing its audited financial statements for the year ended December 31, 2015. This filing is being made to the following addresses:

SEC Washington (2 copies) Securities and Exchange Commission Registrations Branch Mail Stop 8031 100 F Street, NE Washington, DC 20549 Phone (202) 551-5777 *confirmed 2/24/16 at www.sec.gov*	**SEC - Chicago (1 copy)** Securities and Exchange Commission Attention: Broker / Dealer Audited Reports 175 West Jackson Blvd, Suite 900 Chicago, IL 60604 (312) 353-7390 Email: Chicago@SEC.gov *Confirmed 2/24/6 at www.sec.gov*
FINRA – Washington Electronic filing via FINRA Firm Gateway	**FINRA Chicago District** Electronic filing via FINRA Firm Gateway
SIPC Electronic filing to SIPCAuditReports@sipc.org Subject: SEC# 8-51581 Cornerstone Capital Corporation FYE 2015	

Enclosures:

(a) Audited Financial Statements and Report for Cornerstone Capital FYE 12.31.2015
(b) Rule 17a-5 Exemption Report regarding Rule 15c3-3 for 2015

If you have any questions please call me at 614-761-3812. Thank you.

Andrew E. Kraus
Cornerstone Capital Corporation
(614) 761-3812